COLUMBIA FUNDS VARIABLE SERIES TRUST II

225 Franklin Street

Boston, MA 02110

April 17, 2018

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Series Trust II Columbia Variable Portfolio – Select International Equity Fund (May 1, 2018 to be known as Columbia Variable Portfolio—Overseas Core Fund)	Post-Effective Amendment No. 61 File Nos. 333-146374 / 811-22127

Dear Mr. Cowan:

This letter responds to comments received from the staff of the Securities and Exchange Commission (the Staff) on April 2, 2018 for the above-referenced post-effective amendment filed by and on behalf of Columbia Funds Variable Series Trust II (the Registrant) on behalf of its series, Columbia Variable Portfolio—Select International Equity Fund (May 1, 2018 to be known as Columbia Variable Portfolio—Overseas Core Fund) (the Fund). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:	Please provide the completed Annual Fund Operating Expenses table for the Fund with the response letter.

Response:	See Exhibit A to this letter for the completed Annual Fund Operating Expenses table for the Fund.

Comment 2:	The Principal Investment Strategies state that the Fund may invest indirectly through mutual funds and closed-end funds (Acquired Funds). Please confirm that Acquired Fund Fees and Expenses (AFFE) do not exceed 0.01% of average net assets of the Fund and are included in “Other expenses.”

Response:	Acquired Fund Fees and Expenses (AFFE) do not currently exceed 0.01% of average net assets of the Fund and are, therefore, included in “Other expenses.” If AFFE exceeds the 0.01% threshold in the future, AFFE will be disclosed as a separate line item in the expense table.

Comment 3:	The Principal Risks – Investing in Other Funds Risk disclosure includes reference to exchange-traded funds (ETFs). Are ETFs a part of the Fund’s principal investment strategies?

Response:	Investments in exchange-traded funds (ETFs) are not currently intended to be a part of the Fund’s principal investment strategies and, therefore, the Principal Risks – Investing in Other Funds Risk will be revised to remove reference to ETFs.

Comment 4:	The Principal Investment Strategies state that the Fund may invest in derivatives. To the extent that derivatives are counted towards the Fund’s 80% policy test, please disclose that they will be valued at market value for purposes of the 80% policy.

Response:	The Fund currently expects that it will comply with its 80% policy without counting its derivatives towards compliance with the policy. However, the Fund reserves the right to count derivatives towards compliance with its 80% policy because this approach is consistent with the Commission’s statement that, “[i]n appropriate circumstances...an investment company [would be permitted] to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (Investment Company Act Release No. 24828 (January 17, 2001).)

To the extent that the Fund counts derivatives towards compliance with its 80% policy, such instruments will be valued based on their market value or fair value (determined in accordance with the Fund’s valuation procedures) or, when the adviser determines that the notional value of such instruments is a more appropriate measure of the Fund’s exposure to economic characteristics of investments that are consistent with the Fund’s 80% policy, at such notional value.

Comment 5:	Investing in Other Funds Risk is included as a principal risk for the Fund. See Comment 2 regarding AFFE. Is the exposure to “other funds” enough to warrant a principal risk?

Response:	Investments in other funds (mutual funds and closed-end funds) are a part of the Fund’s principal investment strategies and, therefore, Investing in Other Funds Risk (absent reference to ETFs) will continue to be included as a principal risk for the Fund.

Comment 6:	Within the Liquidity Risk disclosure, please consider specifying the investments that primarily cause the Fund to be exposed to this risk.

Response:	After careful consideration of the existing Liquidity Risk disclosure, we believe it adequately references the investments that primarily cause the Fund to be exposed to this risk. In addition to noting that liquidity risk is associated with “any event, circumstance, or characteristic of an investment or market that negatively impacts the Fund’s ability to sell, or realize the proceeds from the sale of, an investment at a desirable time or price,” it states that “Foreign securities can present enhanced liquidity risks, including as a result of less developed custody, settlement or other practices of foreign markets.”

Comment 7:	Please consider including Large Company risks as a part of the Principal Risks of the Fund.

Response:	Risks associated with investments in large-capitalization companies are included under Issuer Risk (see language underlined below):

Issuer Risk. An issuer in which the Fund invests or to which it has exposure may perform poorly, and the value of its securities may therefore decline, which would negatively affect the Fund’s performance. Poor performance may be caused by poor management decisions, competitive pressures, breakthroughs in technology, reliance on suppliers, labor problems or shortages, corporate restructurings, fraudulent disclosures, natural disasters or other events, conditions or factors. The market capitalization of an issuer may also impact its risk profile. Investments in larger, more established companies may involve certain risks associated with their larger size. For instance, larger, more established companies may be less able to respond quickly to new competitive challenges, such as changes in consumer tastes or innovation from smaller competitors. Also, larger companies are sometimes less able to attain the high growth rates of successful smaller companies, especially during extended periods of economic expansion.

Comment 8:	The narrative preceding the bar chart and Average Annual Total Returns table in the Performance Information section includes the following disclosure:

The performance of one or more share classes shown in the table below begins before the indicated inception date for such share class. The returns shown for each such share class include the returns of the Fund’s Class 3 shares (adjusted to reflect the higher class-related operating expenses of such classes, where applicable) for periods prior to its inception date. Except for differences in annual returns resulting from differences in expenses (where applicable), the share classes of the Fund would have substantially similar annual returns because all share classes of the Fund invest in the same portfolio of securities.

Please consider identifying the share classes that had their performance adjusted and confirm that the adjustments were made based on gross operating expenses and applicable sales load (i.e., before fee waivers or expense reimbursements). Also, please consider disclosing for share classes that have higher expenses than that of Class 3 shares, that their performance is lower than that of Class 3 shares.

Response:	After careful consideration of the existing disclosure, we believe it adequately identifies the share classes that had their performance adjusted and discusses the effect higher expenses has on performance. Additionally, share class performance adjustments are made based on net operating expenses and applicable sales loads (i.e., after fee waivers or expense reimbursements). We believe the approach and disclosure is consistent with published Staff guidance and we are otherwise not aware of any requirement to base adjustments on gross operating expenses.

Comment 9:	Certain of the risk disclosure contained in the More Information About the Fund – Principal Risks section is virtually identical to the summary risk disclosure. Please revise in accordance with Item 9 of Form N-1A and IM Guidance 2014-08.

Response:	After careful consideration, the Fund has determined to leave the disclosure in the More Information section and Summary section as is, as the Fund believes that such disclosure is consistent with Form N-1A and Staff guidance.

Comment 10:	Please consider combining the disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section with the derivatives discussion already included in the Principal Investment Strategies and Principal Risks sections.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section is included to provide investors with certain information about the Fund’s ability to enter into certain derivatives transactions, including specific types of derivatives that are not expected to be a principal investment strategy. This disclosure will continue to be included in the prospectus.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS:

Comment 11:	Please include an auditor’s consent for all fund audited financial statements incorporated by reference as required by Section 7(a) and Rule 439 of the Securities Act of 1933. Alternatively, delete the statement that financial statements are incorporated by reference for funds not being amended by this registration statement.

Response:	An auditor’s consent will be filed as an exhibit in the 485(b) submission of the registration statement.

Comment 12:	In the Fundamental Policies section with respect to concentration policy (H2), please consider whether the first sentence should state “more than 25%” instead of “at least 25%” and confirm whether or not the Fund will be concentrated.

Response:	The disclosure with respect to concentration policy (H2) is not applicable to the Fund. This concentration policy (H2) applies only to Columbia Variable Portfolio—Seligman Global Technology Fund and is a fundamental policy that cannot be changed without the vote of the majority of the fund’s outstanding voting securities. That said, Columbia Variable Portfolio—Seligman Global Technology Fund’s concentration policy allows it to invest more than 25% of its assets in the securities of issuers conducting their principal business activities in the technology and related group of industries. We believe the fund’s intention to concentrate in this industry is adequately disclosed by the recitation of this policy in the SAI and the disclosure in the prospectus of the fund’s policy to generally invest “at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities of U.S. and non-U.S. companies with business operations in technology and technology-related industries.”

Comment 13:	In the Fundamental Policies section with respect to concentration policies (H2), (H6) and (H7), please clarify that obligations of political subdivisions do not include private activity municipal debt securities, which are principally backed by the assets and revenues of the nongovernmental user of the funds generated by securities issuance. In addition, with respect to (H2), (H6) and (H7) subpart (ii), please include a statement that the Fund will not ignore the investments of affiliated and unaffiliated investment companies for purposes of the Fund’s own concentration policy.

Response:

The disclosure with respect to concentration policies (H2), (H6) and (H7) are not applicable to the Fund. While these concentration policies only apply to certain other funds of the Registrant and are fundamental policies that cannot be changed without the vote of the majority of such fund’s outstanding voting securities, it is acknowledged that SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the Investment Company Act of 1940 (the 1940 Act) does not apply to

“investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Each applicable fund will implement its concentration policy with respect to investments in any private activity municipal debt securities issued by non-governmental entities in a manner consistent with SEC Release No. IC-9785.

With respect to including a statement that a fund will not ignore the investments of affiliated and unaffiliated investment companies for purposes of the fund’s own concentration policy, the Registrant is not aware of a requirement to consider the concentration policies of underlying investment companies in which a fund invests for purposes of determining the fund’s compliance with its concentration policy. To the extent that the Registrant determines that a fund’s investments in an underlying fund expose the fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the applicable fund’s registration statement.

Comment 14:	In the Fundamental Policies section with respect to concentration policy (H5), supplementally explain the basis for this position: In addition, the foregoing restriction shall not apply to or limit the Fund’s counterparties in commodities-related transactions.

Response:	The disclosure with respect to concentration policy (H5) is not applicable to the Fund. This concentration policy (H5) applies only to Columbia Variable Portfolio—Commodity Strategy Fund and is a fundamental policy that cannot be changed without the vote of the majority of the fund’s outstanding voting securities. That said, for certain transactions, Columbia Variable Portfolio—Commodity Strategy Fund or its subsidiary may enter into a derivatives transaction in seeking exposure to commodity investments. In this regard, the counterparty with whom the fund or its subsidiary enters into such transaction (typically, a broker-dealer or futures commission merchant) will not be treated as an issuer for purposes of the foregoing concentration limitation.

Comment 15:	In the additional Fundamental Policies specific to Columbia Variable Portfolio—Government Money Market Fund, supplementally explain the policy outlined under the third bullet point. A government money market fund can only invest 0.5% of its assets in securities other than government securities and cash. Also, the disclosure appears to conflict with the disclosure describing the fund’s non-fundamental policy outlined under the Non-fundamental Policies section. Please consider clarifying in the non-fundamental policy that this is how the fundamental policy is applied by the fund.

Response:	The additional Fundamental Policies specific to Columbia Variable Portfolio – Government Money Market Fund are not applicable to the Fund and cannot be changed without the vote of the majority of the applicable fund’s outstanding voting securities. That said, although this fundamental policy allows Columbia Variable Portfolio—Government Money Market Fund to invest more than 25% of its assets in bank obligations, the fund’s non-fundamental policy prohibits such investment. To clarify the applicability of Rule 2a-7, disclosure appears in the introductory paragraphs of the Fundamental and Non-fundamental Investment Policies section of the SAI stating that, “Notwithstanding the policies set forth in this SAI for VP—Government Money Market Fund, the Fund will comply with the applicable provisions of Rule 2a-7 under the 1940 Act (Rule 2a-7).”

Comment 16:	Please add disclosure in the Non-fundamental Policies – Investment in Other Investment Companies section indicating that the funds will consider the concentration of these investment companies when determining compliance with their own concentration policies. This clarification is applicable to all relevant disclosure.

Response:	The Registrant is not aware of a requirement to consider the concentration policies of underlying investment companies in which a fund invests for purposes of determining the fund’s compliance with its concentration policy. Absent published guidance from the Staff – guidance that directs all investment companies to follow a policy to consider investments in underlying funds when determining compliance with the fund’s concentration policy – the Trust, on behalf of each fund, deems the fund’s current concentration policy consistent with the 1940 Act, its rules and regulations. Nonetheless, to the extent that the Registrant determines that a fund’s investments in an underlying fund exposes the fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the applicable fund’s registration statement. Also, see Response to Comment 13.

Comment 17:	With respect to subadvisory fees disclosed in the Investment Management and Other Services – The Investment Manager and Subadvisers – Subadvisory Agreements section, please reflect, if applicable, the amount of any offset and credits paid for any of the last three fiscal years (e.g., fee waivers or expense reimbursements) and describe, if applicable, any such waivers or expense reimbursement arrangements with subadvisers.

Response:	There are no subadvisory fee waiver or expense reimbursement arrangements currently in effect for the funds included in this SAI. Fund fee waiver and/or expense reimbursement arrangements are described under the caption Fee Waiver/Expense Reimbursement Arrangements and Impact on Past Performance in the More Information About the Fund – Additional Investment Strategies and Policies section of applicable fund prospectuses.

PART C COMMENT:

Comment 18:	Please see Comment 11 regarding filing an auditor’s consent under Exhibit (j) in the 485(b) submission of the registration statement.

Response:	An auditor’s consent will be filed under Exhibit (j) in the 485(b) submission of the registration statement.

If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Joseph D’Alessandro

Joseph D’Alessandro

Assistant Secretary

Columbia Funds Variable Series Trust II

Exhibit A

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class 1	Class 2	Class 3
Management fees	0.84%	0.84%	0.84%
Distribution and/or service (12b-1) fees	0.00%	0.25%	0.13%
Other expenses(a)	0.06%	0.06%	0.06%
Total annual Fund operating expenses	0.90%	1.15%	1.03%

(a)	Other expenses have been restated to reflect current fees paid by the Fund.